Harbor Custom Development, Inc.

1201 Pacific Avenue, Suite 1200

Tacoma, WA 98402

October 17, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Nana McLean

Re:	Harbor Custom Development, Inc. Registration Statement on Form S-3 (File No. 333- 267350) Filed on September 9, 2022, as amended

Dear Ms. McLean:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Harbor Custom Development, Inc. hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective by the Securities and Exchange Commission at 4:00 p.m., Eastern Time, on October 17, 2022, or as soon as practicable thereafter.

Please call Lynne Bolduc at (949) 788-8900 to confirm the effectiveness of the Registration Statement or with any questions.

Very truly yours,

HARBOR CUSTOM DEVELOPMENT, INC.

By:	/s/ Sterling Griffin
Name:	Sterling Griffin
Title:	Chief Executive Officer